SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES 1 MILLION PAX GROWTH IN 2013 IN
NORTH WEST

1 MILLION NEW PASSENGERS & 1,000 NEW JOBS

Ryanair, Europe's only ultra-low cost airline, today (31 Oct) announced 1m passenger growth at 3 North West airports in 2013, adding 1m new passengers and a total of 9 new routes at Manchester, Liverpool and East Midlands airports, which will sustain up to 1,000 new jobs*.

Manchester Summer 2013:
• 34 routes, 5 new routes - Corfu, Krakow, Lanzarote, Paphos & Trapani
• 360,000 new passengers (over 2.4m pax)
• 360 new jobs, over 2,400 jobs in total
• 1 new aircraft

Liverpool Summer 2013:
• 39 routes, 2 new routes - Lublin & Zadar
• Over 180,000 new passengers (over 2.1m pax)
• 180 new jobs, over 2,100 jobs in total

East Midlands Summer 2013:
• 38 routes, 2 new routes - Marseille & Menorca (Growth on 17 other routes)
• 460,000 new passengers (over 2.3m pax)
• 460 new jobs, over 2,300 jobs in total
• 1 new aircraft

To celebrate 1m passenger growth in 2013 and the launch of its Manchester, Liverpool and East Midlands 2013 summer schedules, Ryanair is launching a seat sale with 100,000 seats across its European network at prices starting from just £15.99 for travel on Mon, Tues, Wed and Thur in November and December, which are available for booking until midnight  Thur (1 Nov).

Ryanair's 9 new summer routes from Manchester, Liverpool and East Midlands will be available for booking on www.ryanair.com tomorrow.

In Manchester today,  Ryanair's Michael O'Leary said:

                   "Ryanair today celebrates 1m passenger growth at three North West airports, with 9 new routes, which will sustain 1,000 new jobs at Manchester, Liverpool and East Midlands airports.

                Our 34 Manchester routes (including 5 new to Corfu, Krakow, Lanzarote , Paphos and Trapani), 39 Liverpool routes (including 2 new to Lublin and Zadar) and 38 East Midlands routes (including 2 new to                        Marseille and Menorca) will deliver almost 7m passengers and sustain over 7,000  jobs at Manchester, Liverpool and East Midlands airports in 2013."

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 October, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary